

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com



11 August 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA







Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.



Very truly yours

Andrew Geddes
Corporate Communications

encls

8/18





asx announcement

# Preliminary Results for the Year Ended 30 June 2003

Sydney, 11 August 2003: Ventracor Limited today announced its preliminary results for the 12 months ended 30 June 2003.

The company's loss for the year of $9.4 million was in line with expectations and primarily reflects the accelerated commercialisation activity associated with the VentrAssist™ 'artificial heart'. It also reflects the January sale of the eHealth division, which included a write down of the division's assets of $0.95 million but added $3.5 million to Ventracor's cash reserves.

At 30 June 2003, the company had cash reserves of $12.6 million and Ventracor remains free of borrowings.

Over the past 12 months Ventracor has accomplished a number of significant milestones, including the commencement of human implant trials of its VentrAssist™ left ventricular assist system.

The company's focus on commercialisation of the VentrAssist™ device has necessitated increased expenditure in clinical and regulatory affairs, quality assurance and manufacturing to ensure a supply of VentrAssist™ systems to support the clinical trials.

*For further information, please contact:*

Michael Spooner
Managing Director & CEO
Ventracor Limited
02 9406 3088

# Appendix 4E



## Preliminary Final Report to the Australian Stock Exchange

| Name of Entity | Ventracor Limited |
|---|---|
| ABN | 46 003 180 372 |
| Financial Year ended | 30 June 2003 |
| Previous corresponding period | 30 June 2002 |

### Results for announcement to the market

| | $000's | Percentage increase / (decrease) over previous corresponding period |
|---|---|---|
| Revenue from ordinary activities | 6,049 | 83.6% |
| Loss from ordinary activities after tax attributable to members | (9,370) | (10.2%) |
| Net profit/(loss) for the period attributable to members | (9,370) | (10.2%) |

No interim dividend was paid and it is not proposed to pay any dividends.

Revenues for the year Include $3,493,000 from the sale of the eHealth division in January 2003. A review of operations is shown on the next page.

| | Current period | Previous corresponding period |
|---|---|---|
| Net tangible assets per ordinary security | 8.0 cents | 12.8 cents |

This report is based on accounts which are in the process of being audited. The company does not anticipate that the audit will result in dispute or qualification.

## REVIEW OF OPERATIONS AND RESULTS

The company's loss for the year of $9,370,000 was in line with expectations. The result reflects a significant and positive move toward commercialisation of our key intellectual property, the VentrAssist™ technology. The company completed the sale of assets associated with the company's eHealth Division during the year.

At 30th June 2003 the company had cash reserves of $12,612,000. The directors believe that the company has sufficient funds in place to continue progress towards commercialisation. The directors regularly monitor the company's cash position and on an on-going basis consider a number of strategic and operational plans / initiatives to ensure that adequate funding continues to be available for the company to meet its business objectives.

Ventracor made significant progress in its transition to commercialisation from research and development and is now engaged in bringing the VentrAssist™ to a market which is independently estimated to grow to between US$7b and US$12.5b annually.

The company's transition to a focus on commercialisation has necessitated increased expenditure in infrastructure and staffing requirements for the production of VentrAssist™ systems to support clinical trials. The company has also expanded its quality assurance procedures as well as creating and expanding regulatory and clinical affairs teams to engage Australian and international regulatory bodies and hospitals. These roles are essential for ongoing development as part of the company's ambitions to bring the VentrAssist™ system to market in a timely manner.

As a result, the company's total expenditure for the 12 months has increased in line with expectations from $11,141,000 in the financial year 2002 to $14,936,000 in the current financial year. Of the expenditure incurred in 2003, approximately $3,099,000 was incurred in establishing production, clinical and regulatory affairs as well as quality assurance to support the commencement of clinical trials. A further amount of $124,000 was incurred in direct costs associated with clinical trials.

In line with the company's policy, all research and development expenditure is expensed in the year in which it is incurred.

As part of the company's focus on commercialising its key intellectual property, Ventracor sold certain assets of its eHealth Division on 10 January 2003 to a US medical device company for $3,493,000. The eHealth Division designed, manufactured and sold cardiac monitoring equipment and software.

## Statement of financial performance for the year ended June 30, 2003

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Parent Entity 2003 $'000 | Parent Entity 2002 $'000 |
|---|---|---|---|---|---|
| Sales revenue | 2 | 1,680 | 2,100 | 1,680 | 2,100 |
| Cost of sales | | (483) | (654) | (483) | (654) |
| *Gross profit* | | 1,197 | 1,446 | 1,197 | 1,446 |
| Other revenues from ordinary activities | 2 | 4,369 | 1,195 | 4,369 | 1,195 |
| Other expenses from ordinary activities | | | | | |
| Sales marketing and manufacturing | | (1,084) | (2,355) | (1,084) | (2,355) |
| Research and development | | | | | |
| - Core technologies | | (6,052) | (5,769) | (6,052) | (5,769) |
| - Production and quality assurance | | (3,099) | - | (3,099) | - |
| - Clinical trial costs | | (124) | - | (124) | - |
| Management and administration | | (3,198) | (3,016) | (3,198) | (3,016) |
| Carrying amount of net assets of discontinued operations sold | 5 | (951) | - | (951) | - |
| Borrowing costs | | (5) | (1) | (5) | (1) |
| Other | | (423) | - | (423) | (2) |
| Loss from ordinary activities before income tax expense | 3 | (9,370) | (8,500) | (9,370) | (8,502) |
| Income tax expense | 4 | - | - | - | - |
| Net loss | 17 | (9,370) | (8,500) | (9,370) | (8,502) |
| Net profit attributable to members of Ventracor Limited | | (9,370) | (8,500) | (9,370) | (8,502) |
| Total changes in equity attributable to members of Ventracor Limited other than those resulting from transactions with owners as owners | | (9,370) | (8,500) | (9,370) | (8,502) |

| | Note | Cents | Cents |
|---|---|---|---|
| Basic earnings per share | 25 | (5.8¢) | (6.0¢) |
| Diluted earnings per share | 25 | (5.8¢) | (6.0¢) |

The statements of financial performance should be read in conjunction with the accompanying notes.

## Statement of financial position as at 30 June 2003

| | Note | Consolidated | | Parent Entity | |
|---|---|---|---|---|---|
| | | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| CURRENT ASSETS | | | | | |
| Cash assets | 6 | 12,612 | 19,772 | 12,612 | 19,772 |
| Receivables | 7 | 79 | 255 | 79 | 255 |
| Inventories | 8 | - | 952 | - | 952 |
| Other | 9 | 90 | 50 | 90 | 50 |
| Total Current Assets | | 12,781 | 21,029 | 12,781 | 21,029 |
| NON-CURRENT ASSETS | | | | | |
| Other financial assets | 10 | - | - | 0 | 0 |
| Property, plant and equipment | 11 | 1,876 | 1,367 | 1,876 | 1,367 |
| Intangible assets | 12 | - | 182 | - | 182 |
| Total Non-Current Assets | | 1,876 | 1,549 | 1,876 | 1,549 |
| Total Assets | | 14,657 | 22,578 | 14,657 | 22,578 |
| CURRENT LIABILITIES | | | | | |
| Payables | 13 | 1,223 | 1,477 | 1,223 | 1,477 |
| Provisions | 14 | 267 | 371 | 267 | 371 |
| Other | 15 | - | 110 | - | 110 |
| Total Current Liabilities | | 1,490 | 1,958 | 1,490 | 1,958 |
| NON-CURRENT LIABILITIES | | | | | |
| Provisions | 14 | 90 | 31 | 90 | 31 |
| Other | 15 | - | - | 188 | 188 |
| Total Non-Current Liabilities | | 90 | 31 | 278 | 219 |
| Total Liabilities | | 1,580 | 1,989 | 1,768 | 2,177 |
| NET ASSETS | | 13,077 | 20,589 | 12,889 | 20,401 |
| EQUITY | | | | | |
| Contributed capital | 16 | 55,306 | 53,448 | 55,306 | 53,448 |
| Accumulated losses | 17 | (42,229) | (32,859) | (42,417) | (33,047) |
| TOTAL EQUITY | | 13,077 | 20,589 | 12,889 | 20,401 |

The statements of financial position should be read in conjunction with the accompanying notes.

## Statement of cash flows
## for the year ended June 30, 2003

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Parent Entity 2003 $'000 | Parent Entity 2002 $'000 |
|---|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Cash receipts in the course of operations | | 2,215 | 2,659 | 2,215 | 2,659 |
| Cash payments in the course of operations | | (14,525) | (10,722) | (14,525) | (10,722) |
| Interest received | | 759 | 450 | 759 | 450 |
| Grants received | | 56 | 869 | 56 | 869 |
| Other revenue received | | 61 | 4 | 61 | 4 |
| Borrowing costs paid | | (5) | (1) | (5) | (1) |
| Net cash outflow from operating activities | 18 | (11,439) | (6,741) | (11,439) | (6,741) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Payments for plant and equipment | | (1,071) | (1,192) | (1,071) | (1,192) |
| Proceeds from sale of plant and equipment | | - | 34 | - | 34 |
| Proceeds from sale of discontinuing operations | 5 | 3,493 | - | 3,493 | - |
| Net cash inflow/(outflow) from investing activities | | 2,422 | (1,158) | 2,422 | (1,158) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Proceeds from issues of shares | | 1,857 | 25,557 | 1,857 | 25,557 |
| Share issue transaction costs | | - | (1,487) | - | (1,487) |
| Repayment of lease liabilities | | - | (34) | - | (34) |
| Net cash inflow from financing activities | | 1,857 | 24,036 | 1,857 | 24,036 |
| Net increase/(decrease) in cash held | | (7,160) | 16,138 | (7,160) | 16,138 |
| Cash at the beginning of the financial year | | 19,772 | 3,634 | 19,772 | 3,634 |
| Cash at the end of the financial year | 18 | 12,612 | 19,772 | 12,612 | 19,772 |

The statements of cash flows should be read in conjunction with the accompanying notes.

## Notes to the accounts

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The general purpose financial report is prepared on a going concern basis as the directors consider that the company has sufficient cash resources to enable it to continue as a going concern. The directors regularly monitor the company's cash position and on an on-going basis consider a number of strategic and operational plans / initiatives to ensure that adequate funding continues to be available for the company to meet its business objectives.

**(a) Principles of Consolidation**
The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Ventracor Limited as at June 30, 2003 and the results of all controlled entities for the year then ended. Ventracor Limited and its controlled entities together are referred to in this financial report as the consolidated entity.

The effects of all transactions between entities in the consolidated entity are eliminated in full.

**(b) Cash**
For the purposes of the statements of cash flows, cash includes cash at bank and on hand as well as highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

**(c) Receivables - Trade Debtors**
Sales made on credit and due 30 - 60 days are included in trade debtors at the amount due at balance date, net of a provision for amounts estimated to be uncollectible.

**(d) Inventories**
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and labour, and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned to individual items of stock, mainly on the basis of weighted average cost.

**(e) Depreciation of Property, Plant and Equipment**
Depreciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of property, plant and equipment over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The expected useful lives are as follows:

| | |
|---|---|
| Leasehold improvements | 5 years |
| Plant and equipment | 3 - 5 years |
| Plant and equipment under finance lease | 3 - 4 years |

**(f) Income Tax**
Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

**(g) Research & Development Expenditure**
All research and development expenditure is being expensed as incurred including the VentrAssist™ and other related technologies.

**Notes to the accounts**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

**(h) Foreign Currency Translation**
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts payable and receivable, and bank balances, in foreign currencies are translated into Australian currency at the rate of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

**(i) Goods and Services Tax**
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

**(j) Acquisition of Assets**
The purchase method of accounting is used for all acquisitions regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

**(k) Recoverable Amount of Non-Current Assets**
The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values.

**(l) Leased Non-Current Assets**
A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight-line basis over the term of the lease, or, where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Refer note 1(e) for expected useful lives.

Operating lease payments are charged to the statements of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

**(m) Intangible Assets**
Licences acquired, which provide future economic benefits, are initially recognised at cost and are amortised on a straight line basis over 3 years, being the estimated period over which benefits are expected to arise.

**(n) Investments**

Interests in listed and unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost. Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

**Notes to the accounts**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

### (o) Payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

### (p) Employee Entitlements

(i) Wages and Salaries and Annual Leave

Liabilities for wages and salaries and annual leave are recognised, as the amount unpaid at the reporting date in respect of employees' services up to that date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

### (q) Unearned Revenue

Amounts received in advance of delivery of goods are included in unearned revenue.

### (r) Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to the customer.

Grant revenue is recognised on an accruals basis over the relevant period of the grant.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

### (s) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

### (t) Earnings per Share

Basic earnings per share is determined by dividing net profit and income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

### (u) Rounding of Amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

Notes to the accounts

| 2. REVENUE | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Parent Entity 2003 $'000 | Parent Entity 2002 $'000 |
|---|---|---|---|---|
| **Revenue from operating activities** | | | | |
| Sale of goods | 1,680 | 2,100 | 1,680 | 2,100 |
| **Revenue from outside operating activities** | | | | |
| Government grants | 56 | 707 | 56 | 707 |
| Interest | 759 | 450 | 759 | 450 |
| Proceeds from sale of plant and equipment | - | 34 | - | 34 |
| Proceeds from sale of discontinued operations | 3,493 | - | 3,493 | - |
| Other | 61 | 4 | 61 | 4 |
| | 4,369 | 1,195 | 4,369 | 1,195 |
| **Total Revenue** | 6,049 | 3,295 | 6,049 | 3,295 |

Revenues from sale of goods ceased in January 2003, as explained in Note 5 – Discontinued Operations

## 3. LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax expense includes the following specific items:

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Parent Entity 2003 $'000 | Parent Entity 2002 $'000 |
|---|---|---|---|---|
| Amortisation | | | | |
| - plant and equipment under finance lease | - | 4 | - | 4 |
| - leasehold improvements | 122 | 5 | 122 | 5 |
| - licences | 55 | 109 | 55 | 109 |
| Depreciation – plant and equipment | 373 | 228 | 373 | 228 |
| Other charges against assets | | | | |
| - stock obsolescence | - | 297 | - | 297 |
| Rental expense | 201 | 295 | 201 | 295 |
| Borrowing costs - lease finance charge | 5 | 1 | 5 | 1 |
| Write down of investments to recoverable amount | - | - | - | 1 |
| Net foreign exchange losses | 69 | 3 | 69 | 3 |
| Net loss on sale of plant and equipment | - | 1 | - | 1 |

## 4. INCOME TAX

The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Parent Entity 2003 $'000 | Parent Entity 2002 $'000 |
|---|---|---|---|---|
| Loss from ordinary activities before income tax expense | (9,370) | (8,500) | (9,370) | (8,502) |
| Income tax calculated at 30% (2001: 30%) | (2,811) | (2,550) | (2,811) | (2,550) |
| Tax effect of permanent differences: | | | | |
| Additional deduction for research and development expenditure | (751) | (610) | (751) | (610) |
| Sundry items | 50 | 10 | 50 | 10 |
| Income tax adjusted for permanent differences | (3,512) | (3,150) | (3,512) | (3,151) |
| Future income tax benefit not recognised | 3,512 | 3,150 | 3,512 | 3,151 |
| Income tax expense | - | - | - | - |
| Potential future income tax benefit attributable to tax losses not booked as estimated by the Directors | 11,403 | 7,850 | 11,303 | 7,750 |

The future income tax benefit will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Notes to the accounts

## 4. INCOME TAX (cont)

| **Franking Credits** | Parent Entity 2003 $'000 | Parent Entity 2002 $'000 |
|---|---|---|
| Franking credits available for subsequent financial years based on a tax rate of 30% (2002: 30%). | 108 | 108 |

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(c) franking credits that may be prevented from being distributed in subsequent financial years.

Under legislation that took effect on 1 July 2002, the amount recorded in the franking account is the amount of Australian income tax paid, rather than franking credits based on after tax profits, and amounts debited to that account in respect of any dividends that may be paid after 30 June 2002 will be the franking credits attaching to those dividends rather than the gross amount of those dividends. In accordance with this legislation, the franking credits available at 30 June 2002 for the Parent Entity of $251,000 based on after tax profits were converted so that the opening balance on 1 July 2002 reflected the tax paid amount of $108,000 which is shown as the comparative amount above.

**Tax consolidation legislation**
The first two tranches of the tax consolidation legislation became substantially enacted on 21 October 2002 when the New Business Tax System (Consolidation, Value Shifting, Demergers and Other Measures) Bill 2002 was passed by the Senate, and Ventracor Limited is currently considering the timing of implementation. The financial effect of the legislation has not been recognised in this Financial Report in accordance with UIG 39 Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances. Initial estimates indicate the impact is not likely to be material.

## 5. DISCONTINUED OPERATIONS

On 10 January 2003 the sale of certain assets (excluding trade debtors and certain intellectual property) of the eHealth division was completed. By retaining some key intellectual property the company will be able to utilise this in the development of its core technologies. The disposal is consistent with Ventracor Limited's long-term strategy to focus on the significant larger market associated with the company's VentrAssist™ heart assist and related technologies.

Financial information for the eHealth division as at 10 January 2003 was as follows:

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|
| **Financial performance information for the period ended 10 January 2003 and the year ended 30 June 2002** | | |
| Revenue from ordinary activities | 1,736 | 2,161 |
| Revenue from the sale of the operations | 3,493 | - |
| Total revenue from ordinary activities | 5,229 | 2,161 |
| Expenses from ordinary activities | 1,980 | 3,673 |
| Carrying amount of net assets of discontinuing operations sold | 951 | - |
| **Total expenses from ordinary activities** | 2,931 | 3,673 |
| **Profit / (loss) from ordinary activities before income tax** | 2,298 | (1,512) |
| Income tax expense | - | - |
| **Net Profit / (loss)** | 2,298 | (1,512) |
| Carrying amount of assets and liabilities as at 10 January 2003 and 30 June 2002 | | |
| Plant and Equipment | 54 | 65 |
| Trade Debtors | - | 205 |
| Inventories | 769 | 952 |
| **Intangible Assets** | 127 | 182 |
| **Cash float** | 1 | - |
| **Total Assets** | 951 | 1,404 |
| Trade creditors | - | 283 |
| Provision for employee entitlements | - | 169 |
| **Total Liabilities** | - | 452 |
| **Net Assets** | 951 | 952 |

**Notes to the accounts**

## 5. DISCONTINUED OPERATIONS (cont)

| | Consolidated | |
|---|---|---|
| | 2003 $'000 | 2002 $'000 |
| Details of the sale of the assets of the discontinued operation | | |
| Cash received | 3,493 | - |
| Carrying value of assets sold | (951) | - |
| **Gain on sale before related income tax** | 2,542 | - |
| Income tax expense | - | - |
| **Gain on sale after related income tax expense** | 2,542 | - |

| | *Consolidated* | | *Parent Entity* | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| **6. CURRENT ASSETS - CASH ASSETS** | | | | |
| Cash at bank and on hand | 1,030 | 1,248 | 1,030 | 1,248 |
| Cash deposits and bank bills | 11,582 | 18,524 | 11,582 | 18,524 |
| | 12,612 | 19,772 | 12,612 | 19,772 |

Cash deposits and bank bills comprise cash-equivalent assets with short periods to maturity (for the balances at the reporting date, maturity was 30 days or less).

## 7. CURRENT ASSETS - RECEIVABLES

| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|
| **Current** | | | | |
| Trade debtors | - | 190 | - | 190 |
| Other debtors | 79 | 65 | 79 | 65 |
| | 79 | 255 | 79 | 255 |

## 8. CURRENT ASSETS - INVENTORIES

| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|
| Raw materials – at cost | - | 894 | - | 894 |
| Finished goods – at cost | - | 383 | - | 383 |
| | - | 1,277 | - | 1,277 |
| Provision for stock obsolescence | - | (325) | - | (325) |
| | - | 952 | - | 952 |

## 9. CURRENT ASSETS - OTHER

| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|
| Prepayments | 90 | 50 | 90 | 50 |

## 10. OTHER FINANCIAL ASSETS

| | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|
| **Unlisted** | **$** | **$** | **$** | **$** |
| Shares in controlled entities (see note 19) | - | - | 6 | 6 |

**Notes to the accounts**

## 11. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| Leasehold Improvements – at cost | 158 | 48 | 158 | 48 |
| *Less: accumulated depreciation* | 123 | 26 | 123 | 26 |
| Total leasehold improvements | 35 | 22 | 35 | 22 |
| Plant and Equipment – at cost | 2,911 | 2,664 | 2,911 | 2,664 |
| Less: accumulated depreciation | 1,070 | 1,319 | 1,070 | 1,319 |
| Total plant and equipment | 1,841 | 1,345 | 1,841 | 1,345 |
| | 1,876 | 1,367 | 1,876 | 1,367 |

**Reconciliations**

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

| | *Consolidated and Parent Entity* | | |
|---|---|---|---|
| | Leasehold Improvements $'000 | Plant & Equipment $'000 | Total $'000 |
| **Cost** | | | |
| Carrying amount at July 1, 2002 | 48 | 2,664 | 2,712 |
| Additions | 135 | 936 | 1,071 |
| Disposals | (25) | (689) | (714) |
| Carrying amount at June 30, 2003 | 158 | 2,911 | 3,069 |
| **Accumulated Depreciation/Amortisation** | | | |
| Carrying amount at July 1, 2002 | 26 | 1,319 | 1,345 |
| Disposals | (25) | (622) | (647) |
| Depreciation/Amortisation expense | 122 | 373 | 495 |
| Carrying amount at June 30, 2003 | 123 | 1,070 | 1,193 |
| **Net Book Value** | | | |
| As at June 30, 2002 | 22 | 1,345 | 1,367 |
| As at June 30, 2003 | 35 | 1,841 | 1,876 |

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| **12. NON-CURRENT ASSETS - INTANGIBLE ASSETS** | | | | |
| Licences – at cost | - | 364 | - | 364 |
| Accumulated amortisation | - | (182) | - | (182) |
| | - | 182 | - | 182 |
| **13. CURRENT LIABILITIES - PAYABLES** | | | | |
| Trade creditors and accruals | 1,223 | 1,477 | 1,223 | 1,477 |

Notes to the accounts

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| **14. PROVISIONS** | | | | |
| **Current** | | | | |
| Employee benefits | 267 | 371 | 267 | 371 |
| **Non-Current** | | | | |
| Employee benefits | 90 | 31 | 90 | 31 |
| | **Number** | **Number** | **Number** | **Number** |
| Number of employees at end of financial year | 74 | 64 | 74 | 64 |

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| **15. OTHER LIABILITIES** | | | | |
| **Current** | | | | |
| Unearned revenue | - | 110 | - | 110 |
| **Non-Current** | | | | |
| Amounts owed to controlled entities | - | - | 188 | 188 |

**16. CONTRIBUTED CAPITAL**

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | Parent Entity 2003 $'000 | Parent Entity 2002 $'000 |
|---|---|---|---|---|
| **Share capital** | | | | |
| 162,606,002 (2002: 159,289,502) ordinary shares fully paid | 55,306 | 53,448 | 55,306 | 53,448 |

Movements in ordinary share capital of Ventracor Limited during the past two years were as follows:

| Details | Note | No. of Shares | $'000 |
|---|---|---|---|
| **Balance – 30/06/01** | | 124,289,710 | 29,378 |
| Options exercised | 22 | 5,006,667 | 1,722 |
| Other share issues | | 29,993,125 | 23,835 |
| Less: Transaction costs arising on share issues | | - | (1,487) |
| **Balance – 30/06/02** | | 159,289,502 | 53,448 |
| Options exercised | 22 | 3,316,500 | 1,858 |
| **Balance – 30/06/03** | | 162,606,002 | 55,306 |

In July 2001, 8,000,000 fully paid ordinary shares were issued by way of placement for cash at an issue price of $0.78 per share.

In March 2002, 13,700,000 fully paid ordinary shares were issued by way of placement for cash at an issue price of $0.80 per share.

In April 2002, 8,293,125 fully paid ordinary shares were issued for cash to existing shareholders under a share purchase plan at an issue price of $0.80 per share.

All options are payable in cash on exercise.

**Notes to the accounts**

## 16. CONTRIBUTED CAPITAL (cont)

**Ordinary Shares**

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

*On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote,* and upon a poll each share is entitled to one vote.

## 17. ACCUMULATED LOSSES

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| Accumulated losses at the beginning of the financial year | (32,859) | (24,359) | (33,047) | (24,545) |
| Net loss | (9,370) | (8,500) | (9,370) | (8,502) |
| Accumulated losses at the end of the financial year | (42,229) | (32,859) | (42,417) | (33,047) |

## 18. NOTES TO STATEMENTS OF CASH FLOWS

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| **Reconciliation of Cash** | | | | |
| Cash at bank and on hand | 1,030 | 1,248 | 1,030 | 1,248 |
| Cash deposits and bank bills | 11,582 | 18,524 | 11,582 | 18,524 |
| Cash at the end of the financial year as per statements of cash flows | 12,612 | 19,772 | 12,612 | 19,772 |
| **Reconciliation of Net Loss to Net Cash Outflow from Operating Activities** | | | | |
| Net loss | (9,370) | (8,500) | (9,370) | (8,502) |
| Depreciation and amortisation | 550 | 346 | 550 | 346 |
| *Net (gain)/loss on sale of plant and equipment* | - | 1 | - | 1 |
| Write down of investments | - | - | - | 2 |
| Gain on sale of discontinued operation | (2,542) | - | (2,542) | - |
| Changes in operating assets and liabilities | | | | |
| (Increase)/decrease in: | | | | |
| Receivables | 176 | 633 | 176 | 633 |
| Inventories | 196 | 388 | 196 | 388 |
| Other assets | (40) | 3 | (40) | 3 |
| Increase/(decrease) in: | | | | |
| Payables | (254) | 146 | (254) | 146 |
| Unearned revenue | (110) | 110 | (110) | 110 |
| Employee entitlements | (45) | 132 | (45) | 132 |
| Net cash outflow from operating activities | (11,439) | (6,741) | (11,439) | (6,741) |

## 19. INVESTMENTS IN CONTROLLED ENTITIES

| Name of Entity | Country of Incorporation | Carrying Value of Investment | |
|---|---|---|---|
| | | 2003 | 2002 |
| | | $ | $ |
| Micromedical Systems Inc. | USA | 2 | 2 |
| Micromedical Industries Pty. Ltd. * | Australia | 2 | 2 |
| Ventrassist Pty. Ltd. | Australia | 2 | 2 |
| | | 6 | 6 |

All controlled entities are 100% owned directly by Ventracor Limited. All share capital consists of ordinary shares.
* Changed from Cardiac Lifeline Pty. Ltd. during the year.

## 20. OTHER RELATED PARTY INFORMATION

### (a) Directors

The names of persons who were directors of Ventracor Limited at any time during the financial year are as follows:

J C Massey
E A Nosworthy
M R Spooner
J F Ward
K Woodthorpe

### (b) Remuneration of Directors

Information on the remuneration of directors is disclosed in note 21.

### (c) Shares and Options - Directors and Director-Related Entities

As at June 30, 2003 the aggregate number of ordinary shares and options of Ventracor Limited held by the directors and their associates were as follows:

| | 2003 | 2002 |
|---|---|---|
| Shares | 1,185,500 | 1,035,500 |
| Options | 2,100,000 | 2,100,000 |

Aggregate number of ordinary shares and options of Ventracor Limited acquired by the directors and their associates during the year was as follows:

| | | |
|---|---|---|
| Shares | 150,000 | 353,750 |
| Options | - | 2,100,000 |

The options vest in three tranches being: 25% on November 30, 2002 at 77 cents, 25% on November 30, 2003 at $1.05 and the remaining 50% on November 30, 2005 at $1.40. The expiry date for these options is November 30, 2006.

### (d) Other Transactions of Directors/Director-Related Entities

Transactions with directors or director-related entities amounted to $ nil (2002: $30,308) for the parent and consolidated entity on normal commercial terms and conditions.

Notes to the accounts

## 20. OTHER RELATED PARTY INFORMATION (cont)

### (e) Wholly – Owned Group

Ventracor Limited is the ultimate parent entity in the wholly-owned group comprising the company and its wholly-owned controlled entities. Ownership interests in these controlled entities are set out in note 19.

The company advanced loans and provided accounting and administrative assistance to other entities in the wholly-owned group during the current and/or previous financial years. The accounting and administrative assistance was generally provided free of charge and loans were interest free.

The parent fully provided for non-recovery of amounts owing by controlled entities in prior years.

## 21. DIRECTORS'AND EXECUTIVES' REMUNERATION

| | Remuneration excluding share options | | Inclusive of attributed value for share options | |
|---|---|---|---|---|
| **Directors' Remuneration** | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities | 715,268 | 355,738 | 863,656 | 498,067 |

This includes an executive director for the full current year and for approximately half of the prior year.

Number of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

| $ | $ | | | | |
|---|---|---|---|---|---|
| 10,000 - | 19,999 | - | 1 | - | 1 |
| 30,000 - | 39,999 | - | 2 | - | - |
| 40,000 - | 49,999 | 3 | - | 1 | - |
| 50,000 - | 59,999 | - | - | - | 2 |
| 60,000 - | 69,999 | - | 1 | 2 | - |
| 80,000 - | 89,999 | 1 | - | - | - |
| 100,000 - | 109,999 | - | - | - | 1 |
| 120,000 - | 129,999 | - | - | 1 | - |
| 200,000 - | 209,999 | - | 1 | - | - |
| 270,000 - | 279,999 | - | - | - | 1 |
| 490,000 - | 499,999 | 1 | - | - | - |
| 570,000 - | 579,999 | - | - | 1 | - |

Directors' remuneration shown above is the same for both the parent entity and consolidated entity. For disclosure purposes, directors' remuneration includes a value attributed for options which is the value attributable for the year, calculated using the Black-Scholes options pricing model. This amount has not been expensed to the profit and loss account. The following key assumptions as at date of grant have been adopted: risk-free rate of interest: 4.75%; volatility of share price: 40%; dividend yield: nil; expected life of options: period from grant date to expiry date. The comparative figures for 2002 have been restated from last year on the basis of this calculation.

| | Remuneration excluding share options | | Inclusive of attributed value for share options | |
|---|---|---|---|---|
| **Executives' Remuneration** | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by executives (including directors) whose remuneration was at least $100,000 | 2,102,798 | 1,614,923 | 2,382,065 | 1,934,540 |

Notes to the accounts

## 21. DIRECTORS' AND EXECUTIVES' REMUNERATION (cont)

Options are granted to executives under the Ventracor Limited employee option plan, details of which are set out in note 22. A summary of the number of options granted to, exercised and held by executives (with income of at least $100,000) during the year ended 30 June 2003 is set out below.

| | Outstanding 30 June 2002 | Granted | Lapsed | Exercised | Outstanding 30 June 2003 |
|---|---|---|---|---|---|
| Australian-based executives of the parent and consolidated entity | 7,739,000 | - | 1,190,000 | 1,724,000 | 4,825,000 |

The number of executives (including directors) whose remuneration from entities in the consolidated entity and related parties was within the specified bands is as follows:

| | | | Remuneration excluding share options | | Inclusive of attributed value for share options | |
|---|---|---|---|---|---|---|
| | | | 2003 | 2002 | 2003 | 2002 |
| $ | | $ | Number | Number | Number | Number |
| 100,000 | - | 109,999 | - | 4 | 1 | - |
| 110,000 | - | 119,999 | 2 | - | - | 1 |
| 120,000 | - | 129,999 | 3 | - | 1 | - |
| 130,000 | - | 139,999 | 1 | - | 2 | 3 |
| 150,000 | - | 159,999 | - | 1 | 2 | - |
| 160,000 | - | 169,999 | - | - | 1 | - |
| 170,000 | - | 179,999 | 1 | 1 | - | - |
| 180,000 | - | 189,999 | - | - | - | 1 |
| 190,000 | - | 199,999 | - | 1 | - | 1 |
| 200,000 | - | 209,999 | - | 1 | 1 | - |
| 210,000 | - | 219,999 | - | 1 | - | - |
| 220,000 | - | 229,999 | - | - | - | 1 |
| 230,000 | - | 239,999 | - | - | - | 1 |
| 260,000 | - | 269,999 | - | 1 | - | - |
| 270,000 | - | 279,999 | - | - | - | 1 |
| 280,000 | - | 289,999 | 1 | - | - | - |
| 290,000 | - | 299,999 | - | - | - | 1 |
| 300,000 | - | 309,999 | 1 | - | - | - |
| 310,000 | - | 319,999 | - | - | 1 | - |
| 320,000 | - | 329,999 | - | - | 1 | - |
| 490,000 | - | 499,999 | 1 | - | - | - |
| 570,000 | - | 579,999 | - | - | 1 | - |

Executives' remuneration shown above is the same for both the parent entity and consolidated entity. For disclosure purposes, executives' remuneration includes a value attributed for options, calculated on the same basis as that used for directors remuneration (as noted on the previous page). The comparative figures for 2002 have been restated from last year on the basis of this calculation.

## 22. EMPLOYEE BENEFITS

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| Employee benefits and related on-costs liabilities | | | | |
| - Included in payables (note 13) | 67 | 145 | 67 | 145 |
| - Included in provisions (note 14) | 357 | 402 | 357 | 402 |
| Aggregate employee benefit and related on-cost liabilities | 424 | 547 | 424 | 547 |

22. EMPLOYEE BENEFITS (cont)

| Employee numbers | Consolidated 2003 | Consolidated 2002 | Parent Entity 2003 | Parent Entity 2002 |
|---|---|---|---|---|
| | Number | | Number | |
| Average number of employees during the financial year | 69 | 55 | 69 | 55 |

As explained in notes 1(p)(i) and (ii), amounts for annual leave, long service leave and termination benefits that are expected to be settled more than 12 months from the reporting date are measured at present values.

**Ventracor employee option plan**

The establishment of the Ventracor Employee Option Plan was approved by special resolution of shareholders on June 5, 1993. All employees (including directors) of Ventracor Limited and its controlled entities are eligible to participate in the plan upon nomination by the directors.

Options are granted under the plan for no consideration. Under the plan the exercise price of options issued cannot be less than 90% of the average market price of fully paid ordinary shares sold on the ASX during the last 5 days immediately preceding the offer.

The grants of options made on 15 November 2001 was for a five year period, with 25% of options vesting in November 2002, 25% in November 2003 and the balance in November 2005 at exercise prices of $0.77, $1.05 and $1.40 respectively. The options are conditional on continued employment at the vesting date.

Options granted under the plan carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share.

Set out below are summaries of options granted under the plan

| Grant date | Expiry date | Exercise price | Balance at start of the year Number | Issued during the year Number | Exercised during the year Number | Lapsed during the year Number | Balance at end of the year Number |
|---|---|---|---|---|---|---|---|
| **Consolidated and parent entity – 2003** | | | | | | | |
| Mar 98 | 30 Mar 03 | $0.35 | 959,001 | - | 942,334 | 16,667 | - |
| Mar 98 | 30 Mar 03 | $0.40 | 433,333 | - | 433,333 | - | - |
| Mar 98 | 30 Mar 03 | $0.45 | 733,333 | - | 733,333 | - | - |
| 11 Feb 00 | 31 Oct 02 | $0.78 | 1,105,000 | - | - | 1,105,000 | - |
| 11 Feb 00 | 31 Oct 04 | $0.93 | 2,210,000 | - | 580,000 | 155,000 | 1,475,000 |
| 15 Nov 01 | 30 Nov 06 | $0.77 | 1,790,000 | - | 627,500 | 162,500 | 1,000,000 |
| 15 Nov 01 | 30 Nov 06 | $1.05 | 1,790,000 | - | - | 540,000 | 1,250,000 |
| 15 Nov 01 | 30 Nov 06 | $1.40 | 3,580,000 | - | - | 1,080,000 | 2,500,000 |
| Total | | | 12,600,667 | | 3,316,500 | 3,059,167 | 6,225,000 |
| **Consolidated and parent entity – 2002** | | | | | | | |
| Mar 98 | 30 Mar 03 | $0.35 | 1,109,001 | - | 150,000 | - | 959,001 |
| Mar 98 | 30 Mar 03 | $0.40 | 433,333 | - | - | - | 433,333 |
| Mar 98 | 30 Mar 03 | $0.45 | 900,000 | - | 166,667 | - | 733,333 |
| 11 Feb 00 | 31 Oct 02 | $0.78 | 1,205,000 | - | - | 100,000 | 1,105,000 |
| 11 Feb 00 | 31 Oct 04 | $0.93 | 2,410,000 | - | - | 200,000 | 2,210,000 |
| 24 Nov 00 | 30 Nov 01 | $0.34 | 4,715,000 | - | 4,690,000 | 25,000 | - |
| 15 Nov 01 | 30 Nov 06 | $0.77 | - | 1,880,000 | - | 90,000 | 1,790,000 |
| 15 Nov 01 | 30 Nov 06 | $1.05 | - | 1,880,000 | - | 90,000 | 1,790,000 |
| 15 Nov 01 | 30 Nov 06 | $1.40 | - | 3,760,000 | - | 180,000 | 3,580,000 |
| Total | | | 10,772,334 | 7,520,000 | 5,006,667 | 685,000 | 12,600,667 |

The market value of the parent's shares as at the end of the year was $1.47 cents (2002: 69 cents) and the average over the 5 days immediately prior to the end of the year was $1.41 (2002: 69 cents). If all options outstanding at 30 June 2003 were exercised, they would represent 3.7% (2002: 7.3%) of total ordinary shares.

The parent entity credits proceeds received to contributed capital upon exercise of options. No remuneration expense has been recognised at the time of granting options.

22. **EMPLOYEE BENEFITS (cont)**

***Options exercised during the financial year and number of shares issued to employees on exercise of options***

| Exercise date | Fair value of shares at issue date | Consolidated 2003 Number | Parent Entity 2003 Number |
|---|---|---|---|
| 17 Jul 02 | $0.58 | 10,000 | 10,000 |
| 30 Oct 02 | $0.76 | 10,000 | 10,000 |
| 2 Dec 02 | $0.88 | 17,500 | 17,500 |
| 5 Dec 02 | $0.85 | 7,500 | 7,500 |
| 30 Dec 02 | $1.01 | 25,000 | 25,000 |
| 3 Jan 03 | $0.96 | 7,500 | 7,500 |
| 16 Jan 03 | $1.06 | 174,000 | 174,000 |
| 17 Jan 03 | $1.08 | 7,500 | 7,500 |
| 21 Jan 03 | $1.26 | 112,500 | 112,500 |
| 22 Jan 03 | $1.29 | 156,667 | 156,667 |
| 23 Jan 03 | $1.22 | 296,666 | 296,666 |
| 24 Jan 03 | $1.15 | 236,667 | 236,667 |
| 28 Jan 03 | $1.10 | 67,500 | 67,500 |
| 30 Jan 03 | $1.13 | 500,000 | 500,000 |
| 3 Feb 03 | $1.15 | 172,500 | 172,500 |
| 17 Feb 03 | $1.18 | 132,500 | 132,500 |
| 20 Feb 03 | $1.14 | 7,500 | 7,500 |
| 21 Feb 03 | $1.13 | 155,000 | 155,000 |
| 25Feb 03 | $1.13 | 30,000 | 30,000 |
| 5 Mar 03 | $1.02 | 7,500 | 7,500 |
| 17 Mar 03 | $0.96 | 115,000 | 115,000 |
| 19 Mar 03 | $1.10 | 305,000 | 305,000 |
| 24 Mar 03 | $1.06 | 100,000 | 100,000 |
| 25 Mar 03 | $1.04 | 200,000 | 200,000 |
| 26 Mar 03 | $1.06 | 197,500 | 197,500 |
| 10 Apr 03 | $1.22 | 7,500 | 7,500 |
| 15 Apr 03 | $1.23 | 132,500 | 132,500 |
| 27 May 03 | $1.20 | 125,000 | 125,000 |
| | | 3,316,500 | 3,316,500 |

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 Number | 2002 Number | 2003 Number | 2002 Number |
| Options vested at the reporting date | 2,475,000 | 5,540,666 | 2,475,000 | 5,540,666 |

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| Aggregate proceeds received from employees on the exercise of options and recognised as issued capital | 1,857,465 | 1,552,100 | 1,857,465 | 1,552,100 |

| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|
| Market value of shares issued to employees on the exercise of options as at their issue date | 3,749 | 3,138 | 3,749 | 3,138 |

**Notes to the accounts**

| 23. **AUDITORS' REMUNERATION** | **Consolidated 2003 $** | **Consolidated 2002 $** | **Parent Entity 2003 $** | **Parent Entity 2002 $** |
|---|---|---|---|---|
| During the year the auditor of the parent entity and its related practices *earned the following remuneration:* | | | | |
| Audit or review of financial reports of the entity | 33,365 | 41,100 | 33,365 | 41,100 |
| Other audit-related work | 4,050 | - | 4,050 | - |
| *Taxation compliance* | | | | |
| - Year end 2001 | - | 6,500 | - | 6,500 |
| - Year end 2002 | 13,000 | - | 13,000 | - |
| - Year end 2003 | 13,000 | - | 13,000 | - |
| Taxation advisory services | 20,715 | - | 20,715 | - |
| PricewaterhouseCoopers Legal | 1,818 | - | 1,818 | - |
| Total remuneration | 85,948 | 47,600 | 85,948 | 47,600 |

All amounts shown in 2003 are for PricewaterhouseCoopers Australia and related practices. The amounts paid in 2002 were to Ventracor Limited's former auditors.

| 24. **COMMITMENTS FOR EXPENDITURE/CONTINGENT LIABILITIES** | **Consolidated 2003 $'000** | **Consolidated 2002 $'000** | **Parent Entity 2003 $'000** | **Parent Entity 2002 $'000** |
|---|---|---|---|---|
| **Operating Leases** | | | | |
| Commitments in relation to operating leases are payable as follows: | | | | |
| Within one year | - | 35 | - | 35 |
| Commitments not recognised in the financial Statements | - | 35 | - | 35 |

*The parent entity leased certain premises from January 1, 2002 to December 31, 2002 at an annual cost of* $70,800. Accordingly, the rental expense relating to operating leases for the year was $35,400 (2002: $35,400). The consolidated entity subsequent to the year end has entered into a four year and eight month lease for its premises. The lease commitment for the year to June 2004 is approximately $326,000.

**Other**

To date the company has received a START Grant from the Industry Research and Development Board totalling $3.88m. As part of the START grant standard agreement, under certain circumstances the grant, together with interest, may be repayable. These circumstances include the project not being commercialised within its prescribed timeframe, the company breaching the agreement or an insolvency event occurring. The directors consider these circumstances unlikely.

Total grants received to June 30, 2003 were $56,241 (2002: $646,757).

**25. EARNINGS PER SHARE**

| | **Consolidated 2003** | **Consolidated 2002** |
|---|---|---|
| Basic earnings per share (loss) - cents | (5.8¢) | (6.0¢) |
| Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share | 160,490,054 | 140,690,273 |
| Diluted earnings per share (loss) - cents | (5.8¢) | (6.0¢) |
| Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share | 160,490,054 | 140,690,273 |

Information concerning earnings per share:

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the net loss.

Options granted are considered to be potential ordinary shares and have been taken into account in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in note 16. In the circumstances of the consolidated entity the options are not dilutive and are therefore not used in the calculation of diluted earnings per share.

## 26. SEGMENT INFORMATION

**Business Segments**
The consolidated entity is organised in Australia into the following divisions by product and service type.

**eHealth Segment**

This segment was closed on 10th January 2003 (see note 5 on discontinued operations). It designed, manufactured, marketed and distributed electrocardiograph (ECG) monitoring equipment to assist medical professionals in the field of human and veterinary medicine. Sales were through a network of dedicated distributors, with the major markets being Australia, USA, Europe and Asia.

**VentrAssist™ Segment**

The VentrAssist™ segment has designed and developed a Left Ventricular Assist System (LVAS) and related technologies. During the year to June 30, 2003 the division has moved progressively towards commercialisation of the VentrAssist™ device, with the first human clinical trial implant in June 2003.

The segment utilises specialist medical companies in Australia and internationally to assist in the production of "artificial heart" pumps for the clinical trials. Final testing and assembly of the "artificial hearts" is carried out in Australia.

**Geographical Segments**

Although the consolidated entity's divisions are managed in Australia, the eHealth division operated in Australia, USA, Europe and Asia.

**Primary reporting – business segments**

| | ***eHealth segment*** | | **VentrAssist™ segment** | | ***Consolidated*** | |
|---|---|---|---|---|---|---|
| | **2003 $'000** | **2002 $'000** | **2003 $'000** | **2002 $'000** | **2003 $'000** | **2002 $'000** |
| External segment revenue | 5,229 | 2,161 | - | 647 | 5,229 | 2,807 |
| Inter-segment revenue | - | - | - | - | - | - |
| Total segment revenue (excluding interest) | 5,229 | 2,161 | - | 647 | 5,229 | 2,807 |
| Unallocated interest income | | | | | 759 | 450 |
| Unallocated other revenue | | | | | 61 | 37 |
| Revenue from ordinary activities | | | | | 6,049 | 3,295 |
| Segment result | 2,298 | (1,512) | (9,224) | (5,123) | (6,926) | (6,635) |
| *Unallocated revenue less unallocated expenses* | | | | | (2,444) | (1,865) |
| Loss from ordinary activities before income tax | | | | | (9,370) | (8,500) |
| Income tax expense | | | | | - | - |
| **Net loss** | | | | | (9,370) | (8,500) |
| **Assets** | | | | | | |
| Segment assets | - | 1,404 | 1,955 | 1,365 | 1,955 | 2,769 |
| Unallocated assets | | | | | 12,702 | 19,809 |
| Total assets | | | | | 14,657 | 22,578 |
| **Liabilities** | | | | | | |
| Segment liabilities | - | 452 | 1,580 | 1,330 | 1,580 | 1,782 |
| Unallocated liabilities | | | | | - | 207 |
| Total liabilities | | | | | 1,580 | 1,989 |
| Acquisition of non-current assets | 13 | 29 | 1,058 | 1,162 | 1,071 | 1,191 |
| Depreciation and amortisation | 484 | 139 | 66 | 207 | 550 | 346 |

Notes to the accounts

**26. SEGMENT INFORMATION (cont)**

**Secondary reporting – geographical segments**

| | Segment revenues from sales to external customers | | Segment assets | | Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | |
|---|---|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| Australia | 231 | 299 | 14,657 | 22,460 | 1,071 | 1,191 |
| USA | 514 | 770 | - | 69 | - | - |
| Europe | 921 | 985 | - | 49 | - | - |
| Asia | 14 | 40 | - | - | - | - |
| Other countries | - | 6 | - | - | - | - |
| | 1,680 | 2,100 | 14,657 | 22,578 | 1,071 | 1,191 |

**Notes to and forming part of the segment information**

**(a) Accounting Policies**

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, AASB 1005 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors and employee entitlements. Segment assets and liabilities do not include income taxes.

**(b) Inter-segment Transfers**

There are no inter-segment transfers.

**27. RECEIVABLES AND PAYABLES DENOMINATED IN FOREIGN CURRENCIES**

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Amounts not effectively hedged | | | | |
| Receivables – Current | | | | |
| United States dollars (thousands) | - | 122 | - | 122 |
| Payables – Current | | | | |
| United States dollars (thousands) | 51 | 178 | 51 | 178 |
| British pounds (thousands) | 10 | - | 10 | - |

**28. EVENTS OCCURRING AFTER REPORTING DATE**

Since June 30, 2003, no matter or circumstance has arisen that has significantly affected or may affect:

a) the consolidated entity's operations in future financial years, or
b) the results of the operations in future financial years, or
c) the consolidated entity's state of affairs in future financial years.

Notes to the accounts

## 29. FINANCIAL INSTRUMENTS

**Net Fair Value**
The net fair values of financial assets and financial liabilities approximate their carrying amounts.

**Credit Risk**
The credit risk on financial assets which have been recognised on the statements of financial position is generally the carrying amount, net of any provisions.

*The consolidated entity did not have any material credit risk exposure to any single debtor or group of debtors at balance date.*

Cash assets include bills which are generally subject to credit risk in the event of default by the acceptor. However, the risk was mitigated by ensuring that the bills at June 30, 2003 were accepted by banks. Cash assets were held with Westpac Banking Corporation at balance date.

**Interest Rate Risk**
Cash at bank and on hand - is held in at call bank accounts with variable interest receivable thereon at ruling market bank rates (which were approximately 4.5% at June 30, 2003 (2002: 4.5%).

Cash deposits and bank bills mature July 2003 with fixed interest receivable thereon at approximately 4.7% (2002: 4.8%).

*Receivables and payables - generally no interest is receivable or payable thereon.*

**Derivative Financial Instruments**
The consolidated entity imports some goods and services in foreign currencies. It maintains a US dollar account to protect against exchange rate movements in relation to such transactions.

However, the parent entity and its controlled entities do not use derivative financial instruments.

| Signed by (Company Secretary) | |
|---|---|
| | David Smullen |
| | 11 August 2003 |